Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARAGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Earnings:
Income (loss) before income taxes	$14,946	$(10,364)	$(18,148)	$17,227	$25,878
Fixed charges, as calculated below	2,228	2,363	2,035	1,395	1,436
Amortization of capitalized interest	684	625	530	474	455
Less capitalized interest	(774)	(1,076)	(1,209)	(146)	(300)
Total earnings	$17,084	$(8,452)	$(16,792)	$18,949	$27,469

Computation of Fixed charges:
Interest expense	1,024	987	609	958	784
Capitalized interest	774	1,076	1,209	146	300
Interest component of rent expense(1)	430	300	217	291	352
Total fixed charges	$2,228	$2,363	$2,035	$1,395	$1,436

Ratio of earnings to combine fixed charges and preferred stock dividends(2)	7.67	N/A	N/A	13.59	19.13
Deficiency of earnings to combine fixed charges and preferred stock dividends(3)	—	$(10,815)	$(18,827)	—	—

(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.
(2)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.
(3)	We have not paid any dividends on preferred stock and no preferred stock was outstanding for any of the periods presented.